Exhibit 12.3

CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$17,662	$94,388	$103,756	$242,675	$105,006	$179,140	$148,817
Fixed charges less capitalized interest	108,649	117,911	229,458	239,844	231,934	242,357	262,978
Distributed income of equity investees	8,582	9,780	21,095	21,866	15,995	17,074	9,586
Equity in losses of equity investees for which charges arise from guarantees	—	—	(197)	(63)	(44)	—	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(70)	(128)	(152)	(273)	(3,069)	(3,729)	(4,158)
Total earnings	$134,823	$221,951	$353,960	$504,049	$349,822	$434,842	$417,223

Fixed charges (1):
Interest expense (2)	$108,649	$117,911	$229,458	$239,844	$231,934	$242,357	$262,978
Capitalized interest	996	2,204	4,153	7,246	5,837	2,671	4,955
Total fixed charges	$109,645	$120,115	$233,611	$247,090	$237,771	$245,028	$267,933

Ratio of earnings to fixed charges	1.23	1.85	1.52	2.04	1.47	1.77	1.56

(1)	The interest portion of rental expense is not calculated because the rental expense of the Company is not significant.

(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.